Entergy Services, Inc.
639 Loyola Avenue (70113)
P.O. Box 61000
New Orleans, LA 70161
Tel: 504-576-6755
Fax: 504-576-4150
e-mail: dabuso@entergy.com

Dawn A. Abuso
 Senior Counsel
Legal Services Department

May 31, 2006

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:   Entergy Louisiana, LLC
        Registration Statement on Form S-3
        Filed March 23, 2006
        File No. 333-132660

Dear Mr. Owings:

Following is Entergy's response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to me dated May 19, 2006. For the convenience of the Staff, the Staff's comments are reproduced and are followed by the response of Entergy.

Entergy Louisiana, LLC

General

1: We note your response to comment 1 of our letter dated April 19, 2006. We note that it appears that both Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC, are succeeding to the reporting obligations of Entergy Louisiana, Inc. Further, we note that Entergy Louisiana, LLC, was allocated substantially all of the assets and liabilities of Entergy Louisiana, Inc. Please provide us with your analysis as to how each of Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC, are able to succeed to the reporting obligations of Entergy Louisiana, Inc.

Entergy's Response:

Background

In order to better respond to your request that we provide the "analysis as to how each of Entergy Louisiana Holdings, Inc. [(ELHI)] and Entergy Louisiana, LLC [(ELL),] are able to succeed to the reporting obligations of Entergy Louisiana, Inc. [(ELI)]", we need first to describe the underlying transactions.

The transactions were designed to accomplish these objectives:

  Drop substantially all of ELI's operating assets into a wholly owned operating subsidiary, ELL, with the result that ELI becomes a holding company.
  Maintain ELI's present equity capital structure of common and preferred securities. Have ELL assume ELI's bond debt.
  Change ELI's name to Entergy Louisiana Holdings, Inc. to better reflect its new status as a holding company.

To effect the restructuring, the following steps were undertaken in immediate succession and in the following order:

  ELI underwent a conversion under Texas and Louisiana law, with the result that ELI ceased to be organized as a Louisiana corporation and became organized as a Texas corporation. As part of this conversion, ELI continued to exist but changed its name to Entergy Louisiana Holdings, Inc. The conversion did not involve, create, or eliminate any other entity. The conversion did not alter ELI's operations, assets, liabilities, or capital structure.
  ELI underwent a "merger by division" under Texas law, as a result of which ELI (now named ELHI) continued to exist and ELL was newly created1. ELI's (now named ELHI) equity capital structure did not change as a result of this merger. By the mechanics of this merger (i) substantially all of the operating assets and liabilities of ELI (now named ELHI), as well as ELI's (now named ELHI) bond debt, were allocated to ELL, and (ii) all of the common membership interests in ELL were issued to ELI (now named ELHI). The result was substantially equivalent to that of a traditional corporate transaction in which an entity organizes a subsidiary and drops its operating assets and liabilities into that subsidiary.
  ELL issued a series of preferred membership interests to a small number of institutional investors in a private offering.

As a result, ELI (now named ELHI) continues to be the entity that originally issued its preferred stock prior to the above-described transactions, and ELL is the issuer, by succession from ELI, of ELI's pre-existing bond debt.

Analysis

ELL, as a successor to ELI (now named ELHI), "succeeded" to the reporting obligations under Rule 12g-3 of the Securities Exchange Act of 1934 ("Exchange Act"). Reference is made to subsections (g) and (a) thereunder for the succession to reporting obligations described in subsection (g) and the concept of securities being "deemed to be registered" pursuant to subsection (a). Specifically, ELL succeeded to ELI's obligations with respect to the Mortgage Bonds, 7.6% Series due April 2032, securities registered pursuant to Section 12(b) of the Exchange Act, a succession described by Rule 12g-3(a) of the Exchange Act, and thereby succeeded to the reporting obligations described in Rule 12g-3(g) of the Exchange Act.

ELI (now named ELHI), as the same entity as the reporting entity ELI (having changed only its state of organization and its name to be known as ELHI), continues to have the reporting obligations it had prior to the transactions described above, as the continuing obligor with respect to the Preferred Stock, Cumulative, $100 Par Value and the Preferred Stock, Cumulative, $25 Par Value, in each case, securities registered pursuant to Section 12(g) of the Exchange Act.

Redemption of ELI (now named ELHI) Securities Registered Pursuant to the Exchange Act

ELI (now named ELHI) gave notice on May 16, 2006 of its intent to redeem all outstanding Preferred Stock, Cumulative, $100 Par Value and Preferred Stock, Cumulative, $25 Par Value, in each case, on June 15, 2006. ELI (now named ELHI) intends to file a Form 15 with the Securities and Exchange Commission immediately following this redemption of its only securities registered pursuant to Section 12 of the Exchange Act in order to effect the cessation of its reporting obligations.

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If you would like to discuss Entergy's response to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-6755.

Sincerely,

/s/ Dawn A. Abuso

Dawn A. Abuso

cc:  Nathan E. Langston
      Paul J. Ory
      Jay A. Lewis
      Paul Castanon

________________________
1.  Entergy Louisiana Properties, LLC was also created through this merger as a second ELHI subsidiary, and certain of ELHI's non-operating assets and related obligations were allocated to this second new entity (the book value of these assets was approximately $33 million at December 31,
     2005).